[BAKER BOTTS L.L.P. LETTERHEAD]
June 15, 2009
Via EDGAR and Overnight Mail
Mr. John P. Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549
Re:	Pride SpinCo, Inc. Amendment No. 2 to Registration Statement on Form 10 Filed April 10, 2009 File No. 1-34231
Dear Mr. Lucas:
On behalf of Pride SpinCo, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile dated May 1, 2009.
Please telephone the undersigned (713.229.1574) with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Courtney A. Tippy
Courtney A. Tippy

Enclosures
cc:	Randall D. Stilley
Pride SpinCo, Inc.

H. Roger Schwall
Anne Nguyen Parker
Suying Li
Christopher White
Sandra Eisen
United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride SpinCo, Inc.

DATE:	June 15, 2009

RE:	Amendment No. 2 to Registration Statement on Form 10;
Filed April 10, 2009; File No. 1-34231
Response to SEC Comments dated May 1, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated May 1, 2009 relating to the above-referenced filing (the “Registration Statement”) of Pride SpinCo, Inc. (the “Company”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 3 to the Registration Statement. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.
Amendment No. 2 to Form 10
1.	We note that there are still several blank spaces in your filing and that you have not filed all exhibits. We may have further comments when that information has been provided.

Response: We have filed as exhibits to Amendment No. 3 to the Registration Statement the forms of Master Separation Agreement, Rights Agreement, Transition Services Agreement, Tax Sharing Agreement, Employee Matters Agreement and the 2009 Long-Term Incentive Plan. We will file the remaining exhibits promptly as they become available, and will fill in remaining blank spaces as relevant information becomes available, so as to provide the Staff with sufficient time to review.

We note that the previous version of the Information Statement included as Exhibit 99.1 to the Registration Statement contained a number of blanks pertaining to our incurrence of debt, the proceeds of which were intended to be distributed to Pride. The Information Statement filed as an Exhibit 99.1 to Amendment No. 3 to the Registration Statement has been revised to eliminate such blanks and to reflect that we do not expect to have any long-term debt at the time of the spin-off.
Management’s Discussion and Analysis of Combined Financial Condition and Results of Operations
Critical Accounting Estimates

United States Securities and Exchange Commission

June 15, 2009
Property and Equipment, page 54
2.	We note your disclosure of the three indicators that you evaluate when determining whether a trigger event for impairment of property and equipment has occurred. Please clarify how you have evaluated each of these indicators and the indicators listed in paragraph 8 of SFAS 144 when determining whether a triggering event had occurred as of December 31, 2008. Please clarify how you considered the fact that 11 out of the 20 mat-supported jackup rigs you own are currently idle or stacked and other related factors as you have disclosed on page 50 when determining whether a triggering event had occurred. If you concluded that a triggering event had occurred, please provide your complete impairment analysis that supports your conclusion that your jackup rigs were not impaired as of December 31, 2008.

Response: Paragraph 8 of SFAS 144 states that a long-lived asset (or asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We considered the factors listed below as indicated in paragraph 8 of SFAS 144 to determine if we experienced any triggering events as of December 31, 2008 which would require an assessment of the recoverability of the carrying value of our mat-supported jackup fleet. These factors include the three indicators listed in the discussion of our critical accounting policies related to property and equipment on page 54 of Amendment No. 2 to the Form 10 filed April 10, 2009:
a.	A significant decrease in the market price of the asset group:
•	While there were no sales of mat-supported jackup rigs in 2008 that would indicate market price, the implied market value of the rig fleet has declined due to recent economic conditions.
b.	A significant adverse change in the extent or manner in which the asset group is being used or in its physical condition:
•	As of December 31, 2008, we had 2 idle and 5 stacked mat-supported jackup rigs in the Gulf of Mexico. As of December 31, 2008, only 13 of our 20 mat-supported jackup rigs were working and generating positive cash flows.
c.	A significant adverse change in legal factors or in the business climate that could affect the value of the asset group, including an adverse action or assessment by a regulator:
•	Although PEMEX continues to use our rigs and has extended contracts on certain rigs, dayrates and utilization for our mat-supported jackup fleet in the Gulf of Mexico began to decline in the fourth quarter of 2008 and have continued declining in the first quarter of 2009. Dayrates and utilization may decline further for the remainder of 2009 due to current economic conditions.

United States Securities and Exchange Commission

June 15, 2009
d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset group:
•	Not applicable
e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the asset group:
•	At the beginning of 2005, our average daily rates ranged from the low $30Ks to mid $40Ks for U.S. Gulf mat-supported jackups. Although dayrates increased and peaked at around $90K during 2008, they have begun to decline and are expected to decline through 2009 due to the current financial market crisis. Although the mat-supported jackup fleet currently continues to generate earnings and positive cash flow, only 13 of our 20 rigs were working as of December 31, 2008. As the utilization of this fleet continues to decline, the cash flows will decline as well.
f.	A current expectation that, more likely than not, the asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life:
•	We expect to continue to operate and manage the fleet with no effect on our expectation of the remaining estimated useful lives of the individual rigs.
Based on our analysis of the factors described above, we determined that triggering events had occurred with respect to points a., b., c. and e. above and an assessment of the recoverability of the mat-supported jackup fleet was required to be performed as of December 31, 2008 per SFAS 144.
As part of our assessment of the recoverability of the mat-supported jackup fleet, an analysis of projected undiscounted future cash flows for the fleet through the remaining estimated useful lives of the rig fleet was performed and, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act, we are supplementally furnishing this analysis as Attachment A. We hereby request that the attachment be returned to us upon completion of your review, and that pending its return it be withheld from release as containing competitively sensitive, proprietary business information of the Company.
The results of this analysis yielded projected undiscounted future cash flows for the mat-supported jackup fleet over the expected remaining useful lives of the rigs substantially in excess of the total net book value of the asset group at December 31, 2008, as set forth in Attachment A. As a result, management concluded that no impairment charge was appropriate.

United States Securities and Exchange Commission

June 15, 2009
3.	Expand your property and equipment critical accounting estimate disclosure to provide all the disclosure requirement by Section 501.14 of the Financial Reporting Codification. Specifically, disclose how you evaluated each indicator of possible impairment that you have identified and the results of such evaluation.

Response: We have added the following to our property and equipment critical accounting estimate disclosure:

“The recent economic downturn has resulted in the stacking of a substantial portion of our rig fleet, and we may be required to stack more rigs or enter into lower dayrate contracts in response to market conditions. We believe that the recent declines in dayrates and utilization which have resulted in the stacking of rigs during the fourth quarter of 2008 and first quarter of 2009 constitute events that may indicate that the carrying value of our mat-supported jackup fleet may not be recoverable. We therefore performed projected undiscounted future cash flow analyses to determine the recoverability of the recorded asset value of our mat-supported jackup fleet and, as a result of these analyses, determined that no impairment was required as of December 31, 2008 and March 31, 2009. Any prolonged periods of low utilization and dayrates in the future, however, could result in the recognition of impairment charges on our rig fleet if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these rigs may not be recoverable.”
Notes to the Combined Financial Statements
Note 5. Income Taxes
Uncertain Tax Positions, page F-19
4.	We note that you have received tax assessments from the Mexican government in fiscal years 2006 and 2009 for the tax years 2001 through 2003 and 2003 through 2004, respectively. Please further clarify the nature of these tax deductions that you originally reported on your tax return and how you accounted for the deductions. Explain how you have applied the recognition and measurement guidance in FIN 48 to these tax assessments as of December 31, 2008. In addition, explain why you need to provide bonds to contest these assessments and how you account for the bonds provided.

Response: In 2006 and 2009, the Servicio de Administracion Tributaria (“SAT”, or “Tax Authorities”) issued tax assessments to several of our Mexican entities. The tax assessments were issued as a result of ongoing income tax audits for the 2001 through 2004 tax years. The tax assessments denied various tax deductions. We believe the referenced tax returns were filed in accordance with the applicable tax law, and accordingly are in the process of aggressively contesting the assessments.

United States Securities and Exchange Commission

June 15, 2009
The majority of the assessed tax and related penalties and interest involve one single technical issue, the depreciable life of a drilling rig under applicable tax law. Based on our evaluation of the technical merits of this issue, we believe it is more likely than not that we will receive the full benefit of the depreciation deductions as reported on our tax returns for the periods under examination. Accordingly, we have recognized the full tax benefit of the depreciation deductions in our financial statements.
The remaining assessed tax results from the denial of tax deductions for transportation, technical services, and repairs and maintenance costs. These tax deductions were disallowed primarily on the grounds that sufficient documentation was not presented during the examinations to sustain the tax deductions claimed on the tax returns. Based on our evaluation of the technical merits of this issue, our understanding of the administrative and judicial system in Mexico, we believe it is more likely than not that we will receive the full benefit of the cost deductions as reported on our tax returns for the periods under examination.
Accordingly, as of December 31, 2008, we believe it is more likely than not that the tax position reflected in our financial statements with respect to Mexican taxes will be sustained.
In measuring the benefit to be recognized for these assessments, we determined that the cumulative probability (which we believe is greater than 50%) resulted in a full tax benefit for these deductions. In accordance with FIN 48, we continuously review and monitor all issues surrounding uncertain tax positions and as new information comes to light we will adjust our tax reserve if necessary.
In compliance with the Mexican tax laws, the Tax Authorities are entitled to collect all tax assessments that are not guaranteed by the taxpayer in any of the authorized forms established by such laws. The granting of any type of guarantee stops this collection procedure until the date in which the guarantee is no longer valid or until the end of any litigation procedure. In general, there are various acceptable ways to guarantee a tax assessment and the guarantee may result in costs, expenses or the pledge of assets (i.e. mortgages, surety bonds, deposits, etc.). We have elected to provide surety bonds to the Mexican Tax Authorities due to the minor costs involved.
The description and amounts of the surety bonds are disclosed in the information statement, and included in the notes to the financial statements. Any fees associated with the surety bonds will be amortized over the term or estimated term of the surety bond agreement.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

United States Securities and Exchange Commission

June 15, 2009
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord the Attachment A furnished pursuant to this memorandum confidential treatment under the Commission’s rules.

cc:	Office of Freedom of Information and Privacy Act Operations